Rhonda

Rhonda Mining Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866

THIS REPORT REPLACES A RETURNED FILING

September 25, 2002

02055195

SUPPL

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

SEC MAIL RECEIVED PROCESSING OCT 08 2002 WASH, D.C. 154 SECTION

Dear Sirs:

Re: Insider Trading Reports - Exemption No. 82-3418

Enclosed herewith please find duly executed Insider Reports for Rhonda Corporation, dated August 10, 2002. THIS REPORT REPLACES A RETURNED FILING.

Yours very truly,

RHONDA MINING CORPORATION

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Ashlea Young,
Administrative Assistant

Enclosures (3)

dlw 10/7

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — *Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 03/07/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Stoeterau

GIVEN NAMES: Judith Ann

NO. / STREET / APT: 3 Canso Green SW

CITY: Calgary

PROV.: Alberta POSTAL CODE: T2W 3B1

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options Common								350,000	I	
Warrants Common								200,000	I	
Common	468,500	01/08/02	10		5000	.25		463,500	I	
Common	463,500	01/08/02	10		20,000	.24		443,500	I	
Common	443,500	02/08/02	10		26,000	.26		417,500	I	
Common	417,500	03/08/02	10		13,000	.27		404,500	I	
Common	404,500	09/08/02	11	65,000		.27		469,500	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

This report replaces a returned filing.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Judith Ann Stoeterau SIGNATURE: [signature] DATE OF THE REPORT (DAY / MONTH / YEAR): 10/08/02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 03/07/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Stoeterau

GIVEN NAMES: Judith Ann

NO. 3 STREET Canso Green SW APT

CITY: Calgary

PROV. Alberta POSTAL CODE T2W 3B1

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP, CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options Common								350,000	I	
Warrants Common								200,000	I	
Common	468,500	01/08/02	10		5000	.25		463,500	I	
Common	463,500	01/08/02	10		20,000	.24		443,500	I	
Common	443,500	02/08/02	10		26,000	.26		417,500	I	
Common	417,500	03/08/02	10		13,000	.27		404,500	I	
Common	404,500	09/08/02	11	65,000		.27		469,500	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

This report replaces a returned filing.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Judith Ann Stoeterau

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 10/08/02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 03/07/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Stoeterau

GIVEN NAMES: Judith Ann

NO. 3 STREET Canso Green SW APT

CITY: Calgary

PROV. Alberta POSTAL CODE T2V 3B1

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Options Common								350,000		
Warrants Common								200,000		
Common	468,500	01/08/02	10		5000	.25		463,500		
Common	463,500	01/08/02	10		20,000	.24		443,500		
Common	443,500	02/08/02	10		26,000	.26		417,500		
Common	417,500	03/08/02	10		13,000	.27		404,500		
Common	404,500	09/08/02	[illegible]	65,000		.27		469,500		

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

This report replaces a returned filing.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Judith Ann Stoeterau

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 10/08/02

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Rhonda

Rhonda Mining Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866

THIS REPORT REPLACES A RETURNED FILING

September 25, 2002

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

SEC MAIL RECEIVED OCT 1 5 2002 WASH, D.C.

Dear Sirs:

Re: Insider Trading Reports - Exemption No. 82-3418

Enclosed herewith please find duly executed Insider Reports for Rhonda Corporation, dated August 7, 2002. THIS REPORT REPLACES A RETURNED FILING.

Yours very truly,

RHONDA MINING CORPORATION

Ashlea Young,
Administrative Assistant

Enclosures (3)

F:\Rhonda Corp\Insider Reports\Rdm - Insider Reports.doc

SEP 17 2002 17:00 FR OSC 416 593 3683 TO 914032612866 P.04/08
08/07/2002 11:17 1234567 Received 08/07/2002 13:24 in 00:58 on line [7] for IREPORTS * Pg 1/1 PAGE 01/01

FORM 55-102 F6 JMA. [As requested]

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-032. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 4 5 6

Date of last report filed (Day Month Year): 04 10 02

or if initial report, date on which you became an insider: __

Change in relationship from last report: ☐ Yes ☒ No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: ALSTON

Given names: JOHN MILLWARD

No. 23 Street: Cambridge Place NW Apt:

City: Calgary

Prov.: Alberta Postal code: T2K 1P8

Business telephone number: 403 - 269 - 5369

Business fax number: 403 - 261 - 2866

Change in name, address or telephone number from last report: ☐ Yes ☒ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ Alberta ☐ British Columbia ☐ Federal (☐ Bank Act ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA) ☐ Manitoba ☐ Newfoundland ☐ Nova Scotia ☒ Ontario ☐ Quebec ☐ Saskatchewan ☐ United States (☐ NASDAQ ☒ SEC)

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common	330,000	02 08 02	10	20,000		25		350,000	I	
Warrants on Common	250,000	26 06 02	55		50,000	45		200,000	I	
" " "	125,000					60		125,000	I	
Option " "	180,000					25		180,000	I	
" " "	150,000					110		150,000	I	
" " "	400,000					100		400,000	I	

BOX 6. REMARKS

THIS REPORT REPLACES A RETURNED FILING

Attachment ☐ Yes ☐ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

Correspondence ☐ English ☐ French

Keep a copy for your file

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

Name (block letters): JOHN M ALSTON

Signature: [signature]

Date of the report (Day Month Year): 07 08 02

FIN 2028 Rev. 95/2/22 HR - IM VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

SEP 17 2002 17:00 FR OSC 416 593 3683 TO 914032612866 P.04/08 1429.1

08/07/2002 11:17 1234567 Received 08/07/2002 13:24 in 00:58 on line [7] for IREPORTS * Pg 1/1 PAGE 01/01

FORM 55-102 F6 [As requested]

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA ... CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 04/10/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: JOHN MILLWARD

NO. / STREET / APT: 23 Cambridge Place NW

CITY: Calgary

PROV.: Alberta POSTAL CODE: T2K1P8

BUSINESS TELEPHONE NUMBER: 403-269-5369

BUSINESS FAX NUMBER: 403-261-2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ BRITISH COLUMBIA ☐ FEDERAL (☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA) ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☒ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES (☐ NASDAQ ☒ SEC)

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	330,000	02/08/02	10	20,000		25		350,000	I	
Warrants on Common	250,000	26/06/02	55		50,000	45		200,000	I	
" " "	125,000					60		125,000	I	
option " "	180,000					25		180,000	I	
" " "	150,000					40		150,000	I	
" " "	400,000					100		400,000	I	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2026 Rev. 15/2/22 HR - IM VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

THIS REPORT REPLACES A RETURNED FILING

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN M ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07/08/02

08/07/2002 11:17 1234567 PAGE 01/01
Received 08/07/2002 13:24 in 00:58 on line [7] for IREPORTS * Pg 1/1

FORM 55-102 F6 JMA. [As requested]

INSIDER REPORT

(See Instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 04/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: JOHN MILLWARD

NO.: 23 STREET: Cambridge Place NW APT:

CITY: Calgary

PROV.: Alberta POSTAL CODE: T2K 1A8

BUSINESS TELEPHONE NUMBER: 403-269-5369

BUSINESS FAX NUMBER: 403-261-2966

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☐ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, G AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP, CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	330,000	02/08/02	10	20,000		25		350,000	I	
Warrants on Common	250,000	26/06/02	55		50,000	45		200,000	I	
" " "	125,000					60		125,000	I	
option " "	180,000					25		180,000	I	
" " "	150,000					110		150,000	I	
" " "	400,000					100		400,000	I	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

THIS REPORT REPLACES A RETURNED FILING

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN M ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07/08/02